FIRST TRANSACTION MANAGEMENT, INC.

January 6,  2011

United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:	First Transaction Management, Inc.
Form 10-Q for the Quarter Ended June 30, 2011
Filed October 27, 2011
File No. 000-27615

Dear Ms. Jenkins:

We are submitting this letter in response to your comments of November 17, 2011 and follow up letter of December 20, 2011, with regard to the above referenced filings of First Transaction Management, Inc. (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form 10-Q for the Quarter Ended June 30, 2011

Exhibits

1.
Revise to file the interactive data file as an exhibit to your Form 10-Q as required by Item 601(b)(101) of Regulation S-K.  Please also check the “yes” box to indicate you have complied with Rule 405 of Regulation S-T.

Response:
The Company has limited resources.  As a result we are not able to comply with Item 601(b)(101) at this time due to the added cost and expense of the XBRL process.  The Company anticipates continuing to file its periodic reports with the United States Securities and Exchange Commission, without compliance with Item 601(b)(101), until such time as the Company is able to either secure additional capital or is able to complete a merger, at which time it will amend all prior filings as required by Item 601(b)(101).

Registrant acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•	Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Lawrence Chimerine
Lawrence Chimerine
Chief Executive Officer